X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 FEB 24 AM 7:21

February 5, 2003

03003973

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 5, 2003).

Thank you.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

3/3

X-Cal Resources Ltd.

TSX/XCL **February 5, 2003**

News Release

X-Cal Confirms Sleeper Drilling Underway

X-Cal Resources Ltd. confirms that the 2003 drilling program at Sleeper, located in Humboldt County, Nevada, is underway (drilling commenced January 31, 2003).

An initial exploration budget of US$1Million has been set for the Phase I Program with US$5Million as the proposed minimum for the year.

The Sleeper Gold Property is a 30 square mile, "district scale" gold project, with an existing resource base. It is one of the prime North American gold projects with potential to contribute to the reserve hungry, post consolidation, gold industry.

X-Cal Resources has assembled a team of well qualified Nevada explorationists to direct work at Sleeper. (See News Releases dated January 10 & 13, 2003.) The entire "Sleeper Team" is scheduled to meet next week to continue with planning of the 2003 Sleeper work program.

The Geologic Due Diligence Report by Larry Kornze and Jeffrey Phinisey provides a view of the potential of the Sleeper Gold District. The report can be found at www.x-cal.com under "Current Reports".

The current drill holes are testing early stage targets located east of the mine site.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*